EXHIBIT 12

SARISSA CAPITAL DISAPPOINTED THAT AMARIN WEBCAST CONTINUES BOARD’S DEFENSE OF POOR RESULTS AND LACK OF ACCOUNTABILITY

Sarissa Believes Amarin Board Missed an Opportunity for its First True Engagement with Frustrated Shareholder Base

Sarissa Points to Several Statements Made by the Amarin Board Which Demonstrate a Complete Lack of Understanding of the Reality for Amarin Shareholders

Greenwich, CT, February 14, 2023 – Sarissa Capital Management LP (“Sarissa”) today issued the following statement regarding Amarin Corporation plc (NASDAQ: AMRN):
Sarissa Capital believes that today’s Amarin webcast was yet again tone-deaf to shareholders and another display by management of a lack of accountability for its poor performance. Today’s webcast was a missed opportunity for Amarin leadership to truly engage with frustrated shareholders, take accountability for their numerous missteps and embrace the benefits of shareholder representation and oversight. Instead, the board astonishingly contends that they are doing a great job and should change nothing going forward.

The board made many head scratching statements that fortify our belief that necessary change will not occur under current leadership.

•
CEO Karim Mikhail stated today: “…we have delivered this year on every objective we had in a consistent way.” Meanwhile, shareholders have suffered greatly. In 2022 alone, shareholders lost >$840M in value due to repeated missteps by management.*

•
CEO Karim Mikhail also stated that shareholder engagement has been a top priority for the company since day 1 of his tenure. This is the first time in his two-year tenure that the company hosted a webcast aimed at its retail shareholder base.

•
Board Member Erin Enright indicated they were “quite quick” on cost cutting, including in the face of an expected 3rd generic in January 2022. Even after it took Amarin 6 months to announce a cost reduction plan. This is NOT “quite quick.” Watching weekly prescription volume does not equal preparedness for a plan to act.

•
Board Member Erin Enright also indicated Amarin’s high compensation levels in the face of the company’s poor results are warranted. Unfortunately for Amarin shareholders sometimes you DON’T get what you pay for:

o	CEO Karim Mikhail was paid >$5.8M in total compensation in 2021 when the stock declined >31% and shareholders lost >$560M in value. †

o	Chairman Per Wold-Olsen was granted approximately $1M in compensation in 2022 when the stock lost >64% of its value that year. †

•
Board Member Adam Berger applauded the company’s boots on the ground efforts in China. Yet, years after Amarin submitted Vascepa, it is still not approved in China despite years of missing its guidance.

•
Amarin was unable to secure German reimbursement and continues to blame external factors without taking any accountability. Novartis, a global biopharmaceutical company with vast experience commercialization in Europe had a different view of Germany, recently stating “…Germany has had some headwinds. But overall, the German environment, we’d say, is relatively positive and workable… I think Germany remains [a] most attractive market.” ‡

•
Board Member Erin Enright claimed that spending >$7M for this campaign was necessary given the “diffuse shareholder base.” Conversely, Sarissa has spent approximately $1M and has effectively communicated with shareholders, who have shared their frustration with us on the lack of progress and accountability at Amarin. Either Amarin does not know how to spend money efficiently or does not care about shareholders’ money.

Amarin is in dire need of change. It is clear to us that current Amarin leadership will not fix the problems at Amarin because they do not believe that any problems exist. This harsh reality for shareholders was made painfully apparent on today’s webcast where board members eschewed any accountability for the company’s current situation and urged shareholders to stay the course – a course that to date has resulted in tremendous destruction of shareholder value. Sarissa is Amarin’s largest shareholder. We are long term shareholders and have not sold any shares since acquiring our position. We have a stellar track record of success, including in the cardiovascular space. Our nominees have the experience and qualifications to help unlock Amarin’s true potential.

We urge all shareholders to vote the BLUE proxy card “FOR” the Sarissa Nominees and “FOR” the removal of Chairman Per Wold-Olsen on or prior to the deadline on Tuesday, February 21, 2023.

If you have not received a BLUE proxy card, you can vote the white proxy card but you must vote “FOR” all proposals on the white proxy card to have the same effect as a vote “FOR” all proposals on the BLUE proxy card.  If holders want to fully support Sarissa, they must make sure that all “FOR” boxes are marked on your proxy card before you submit it.  If you have any questions on how to vote, we recommend that you contact Sarissa’s proxy solicitor, D.F. King, by calling (800) 331-7024 or emailing AMRN@dfking.com

#FreeAmarin

Visit our website at www.freeamarin.com for helpful information about Sarissa and the need for change at Amarin.

The General Meeting of Amarin shareholders is scheduled for February 28, 2023, BUT TO MAKE SURE YOUR VOTE COUNTS, SUBMIT YOUR VOTE ON OR BEFORE TUESDAY, FEBRUARY 21, 2023.

Shareholders should have received the BLUE proxy card. If you have not received your BLUE proxy card or have any questions on how to vote, please contact:

D.F. King & Co., Inc.
48 Wall Street
New York, New York 10005
Shareholders call toll-free: (800) 331-7024
Banks and Brokers call: (212) 269-5550
By Email: AMRN@dfking.com

* 2022 stock performance calculated from end of day December 31, 2021 – December 30, 2022. Source: Bloomberg
† 2021 stock performance calculated from end of day December 31, 2020 – December 31, 2021. Source: Bloomberg. Chairman Per Wold-Olsen compensation and CEO Karim Mikhail calculated based on corporate filings
‡ Novartis Full Year 2022 Earnings February 1, 2023

Additional Information

Sarissa Capital Management LP (“Sarissa Capital”), together with other participants, filed a definitive proxy statement and an accompanying blue proxy card with the SEC on January 31, 2023, in connection with the solicitation of shareholders of Amarin Corporation plc (the “Company”) at the general meeting of the Company for the election of Sarissa Capital’s slate of highly-qualified nominees (the “General Meeting”). Shareholders are advised to read the definitive proxy statement and other relevant documents related to the General Meeting as they contain important information.

The definitive proxy statement and other relevant documents are available at no charge on the SEC’s website at www.sec.gov and at www.freeamarin.com. The definitive proxy statement and other relevant documents are also available at no charge by directing a request to Sarissa Capital’s proxy solicitor, D.F. King & Co., Inc., 48 Wall Street, New York, New York 10005 (Shareholders can call toll-free: (800) 331-7024).

Contact:	Jean Puong Sarissa Capital Management LP info@sarissacap.com